Exhibit 4.1

DESCRIPTION OF SECURITIES

General

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.01. As of December 31, 2018, we had 12,286,844 common shares issued and outstanding and 500 and 295 shares of Series A Preferred Stock and Series A-1 Preferred Stock issued and outstanding, respectively.

Within the limits established by our amended and restated certificate of incorporation, our Board of Directors has the power at any time and without stockholder approval to issue shares of our authorized common stock or preferred stock for cash, to acquire property or for any other purpose that the Board of Directors believes is in the best interests of the Company.

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our by-laws, each of which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

Common Stock

Voting. Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. In general, stockholder action is based on the affirmative vote of a majority of the votes cast. Any action that the stockholders could take at a meeting may be taken without a meeting if one or more written consents, setting forth the action taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. Notice of any stockholder approval without a meeting shall be given at least ten (10) days before the consummation of the action authorized by such approval to those stockholders who did not give their written consent and to those stockholders not entitled to vote thereon.

Dividends. Our Board may from time to time declare, and we may pay, dividends on our outstanding shares in the manner and upon the terms and conditions provided by the general corporation laws of the State of Nevada.

Liquidation. In the event of our liquidation, dissolution or winding up, our common stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.

Miscellaneous. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no sinking fund provisions, redemption provisions or any other matters listed in Item 202(a) of Regulation S-K applicable to our common stock.

Nevada Anti-Takeover Statutes

FTE has not opted out and may be subject to Nevada’s Combination with Interested Stockholders Statutes (Nevada Corporation Law Sections 78.411-78.444) which restricts or prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.

Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation and by-laws include provisions that may have the effect of delaying or preventing a change in control or changes in our management. These provisions include:

●	the right of our Board of Directors to appoint a director to fill a vacancy created by the resignation, removal or death of a director or an increase in the number of authorized directors;

●	the right of our Board of Directors to alter our bylaws without stockholder approval.